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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel
William Mastrianna
Terry French
Claire Delabar

Re:	Corsair Gaming, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on August 10, 2018
CIK No. 0001743759

Ladies and Gentlemen:

Corsair Gaming, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 2”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on a confidential basis under the JOBS Act on June 15, 2018 (the “Draft Submission”) as amended by Amendment No. 1 of the draft Registration Statement (“Amendment No. 1”) submitted on August 10, 2015. Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on August 15, 2018 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

September 25, 2018

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Our Growth Strategy, page 7

1.

We note your response to comment 2. It appears from your chart on page six that you have calculated the U.S. market share of four key categories of your gaming PC components group. It also appears that you based your calculation of your “Cooling Solutions” U.S. market share upon NPD Group data, per the key to the chart. Given the information already disclosed, please approximate your market share for gaming PC components or disclose in the prospectus why the company only provides comparable data for the gaming PC peripherals group.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 7 and 111 of the Registration Statement accordingly.

Further, the Company respectfully advises the Staff that the Company’s market share position for its “Cooling Solutions” products is derived from management estimates, not NPD Group Data. The key to the chart was inadvertently mislabeled in Amendment No. 1, and the Company has revised the chart on pages 6 and 106 of the Registration Statement accordingly.

*   *   *

September 25, 2018

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese, Esq. of LATHAM & WATKINS LLP

cc:	Andrew J. Paul, Corsair Gaming, Inc.
Nick Hawkins, Corsair Gaming, Inc.
Jack Sheridan, Esq., Latham & Watkins LLP
Page Mailliard, Esq., Latham & Watkins LLP
Eric Jensen, Esq., Cooley LLP
Seth Gottlieb, Esq., Cooley LLP